EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2007-2009)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and defense and aerospace markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the defense and aerospace, communications, industrial and medical markets under contract arrangements with original equipment manufacturers ("OEMs").

Total sales in 2009 of $499.0 million were reported through two segments, Electronics Manufacturing Services ("EMS") and Components and Sensors, which represented 57.3% and 42.7% of total sales in 2009, respectively. In 2008, EMS contributed 57.7% of total sales while Components and Sensors contributed 42.3% of total sales.

In 2009, sales decreased from 2008 primarily due to the global economic downturn and resulting recessionary environment that had significant negative impacts on product demand in most of our markets. Revenue trends in each quarter of 2009 were lower relative to the respective quarter 2008. However, after the first quarter 2009, both sales and operating earnings improved through the year, reflecting increasing sales, more diversified sales mix and proactive management of costs.

Throughout 2009, we were committed to maintaining profitability despite lower sales and focused on two key objectives. First, we managed our cost structure and right-sized our operations by taking numerous temporary and permanent actions proactively in late 2008 and early 2009. We reduced our global headcount by approximately 25% to around 4,316 people from the peak in mid-2008. Lowering compensation, utilizing furloughs as necessary and reducing discretionary spending by 60%, in some cases, are examples of tactical actions taken. Our second key objective was to focus on launching new products, winning new business and increasing our market share despite the economic turmoil and budgetary constraints. As a result, we continued to see growth in certain existing served markets and achieved a record in new business awards in 2009 from existing and new customers. These wins are expected to exceed $300 million of sales over their four- to six-year program lives, primarily beginning in 2012.

As discussed in more detail throughout the MD&A:

- Full-year revenues decreased 27.9% in 2009, compared to 2008, as a result of the global economic downturn that began in the third quarter of 2008 and the recessionary environment throughout 2009. Sales in the Components and Sensors segment decreased by 27.1% compared to 2008, primarily driven by lower automotive product sales and lower electronic component sales for infrastructure applications. Sales in the EMS segment decreased by 28.4% compared to 2008. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial and communications market sales, partially offset by higher sales in defense and aerospace and medical markets.

- Gross margins in 2009 decreased $38.2 million from 2008 primarily due to lower contribution from lower sales volume, partially offset by improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.8% in both years. Within the EMS segment, margins were favorably impacted by improved product mix as we continued to increase focus on sales into the higher margin target markets of defense and aerospace, industrial and medical. Within the Components and Sensors segment, unfavorable absorption of fixed costs and lower pension income negatively impacted margins, mostly offset by favorable product mix.

- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses were $81.3 million in 2009 compared to $100.7 million in 2008. This significant reduction reflects our proactive management of expenses, including the benefits of previously announced restructuring actions and tactical, aggressive cost-cutting measures companywide.

- Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively. Adjusted operating earnings were $17.6 million and $36.9 million for the years ended December, 31 2009 and 2008.

- In 2009, our effective tax rate was (66.79%) compared to (6.87%) in 2008. The effective tax rates in both years included certain tax items discussed below. The adjusted effective tax rate was 19.6% and 18.2% for the years ended December 31, 2009 and 2008.

- Interest and other expense in 2009 was $2.6 million, versus $4.6 million in 2008, resulting from lower outstanding debt balances and lower interest rates.

- Net loss was $34.1 million in 2009 versus net earnings of $28.1 million in 2008. The basic and diluted loss per share was $1.01 in 2009 compared to diluted earnings per share of $0.81 in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to cash repatriation, $0.07 for a tax valuation allowance charge related to one of our Asian tax jurisdictions and restructuring charges of $0.05. Adjusted earnings per share for 2009 were $0.36. The 2008 diluted earnings per share included tax benefits of $0.14 and $0.10 of restructuring charges. Adjusted diluted earnings per share for 2008 were $0.77.

The following table provides a reconciliation of operating (loss)/earnings to adjusted operating earnings:

($ in thousands)	Years Ending December, 31	
	2009	2008
Operating (loss)/earnings	$ (17,829)	$ 30,830
Goodwill impairment	33,153	—
Restructuring and restructuring-related charges	2,243	6,085
Adjusted operating earnings	$ 17,567	$ 36,915

The following tables provide a reconciliation of the adjusted effective tax rate to the effective tax rate.

	2009			
($ in thousands)	Pre-Tax (Loss)/Earnings	Tax (Expense)/Benefit	Net (Loss)/Earnings	Effective Tax Rate
GAAP	$ (20,414)	$ (13,636)	$ (34,050)	-66.8%
Adjustments to GAAP:				
Less tax (benefit):				
Goodwill impairment	33,153	(205)	32,948	
Restructuring and impairment	2,243	(673)	1,570	
Add tax expense:				
Cash repatriation		9,077	9,077	
Additional valuation allowance at Asian site		2,500	2,500	
Adjusted	$ 14,982	$ (2,937)	$ 12,045	19.6%

	2008			
($ in thousands)	Pre-Tax (Loss)/Earnings	Tax (Expense)/Benefit	Net (Loss)/Earnings	Effective Tax Rate
GAAP	$ 26,255	$ 1,807	$ 28,062	-6.9%
Adjustments to GAAP:				
Less tax (benefit):				
Restructuring related	518	(186)	332	
Restructuring and impairment	5,567	(2,004)	3,563	
Cash benefit due to change in tax law		(1,355)	(1,355)	
Reduction of valuation allowance at Asian site		(4,148)	(4,148)	
Adjusted	$ 32,340	$ (5,886)	$ 26,454	18.2%

The following table provides a reconciliation of diluted (loss)/earnings per share to adjusted earnings per share:

| | Years Ending December 31, | |
	2009	2008
Diluted (loss)/earnings per share	$ (1.01)	$ 0.81
Tax affected charges (credits) to reported earnings per share:		
Goodwill impairment	0.98	—
Tax expense due to cash repatriation	0.27	—
Net operating loss valuation allowance related to an Asian site	0.07	(0.10)
Restructuring and restructuring-related charges	0.05	0.10
Tax benefit from tax law change	—	(0.04)
Adjusted earnings per share	$ 0.36	$ 0.77

The following measures are not measures recognized by United States Generally Accepted Accounting Principles ("GAAP"):

1) Adjusted operating earnings;
2) Adjusted effective tax rate; and
3) Adjusted earnings per share.

The most directly comparable GAAP financial measures, respectively, are:

1) Operating (loss) / earnings;
2) Effective tax rate; and
3) Diluted (loss) / earnings per share.

We calculate adjusted operating earnings to exclude restructuring, restructuring-related charges and goodwill impairment charges.

We calculate adjusted earnings per share to exclude restructuring, restructuring-related charges and goodwill impairment charges, the per share impact of tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We calculate adjusted effective tax rate to exclude the tax benefit related to restructuring, restructuring-related charges and goodwill impairment charges, the tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We exclude the impact of these items because they are discrete events that have significant impacts on comparable GAAP financial measures and could distort an evaluation of our operating performance. We use adjusted operating earnings, adjusted effective tax rate, and adjusted earnings per share measures to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures avoid distortion in the evaluation of operating results by eliminating the impact of events that are not related to operating performance. These measures are based on the exclusion of specific items, and, as such, they may not be comparable to measures used by other companies which have similar titles. Our management compensates for this limitation when performing peer company comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures are useful to our management, investors and stakeholders in that they:

- provide a better measure of our operating performance;
- reflect the results used by management in making decisions about the business; and
- help to review and project our performance over time.

We recommend that investors and stakeholders consider the following GAAP and non-GAAP measures in evaluating our performance with peer companies.

- Both operating (loss) / earnings and adjusted operating earnings;
- Both the effective tax rate and the adjusted effective tax rate; and
- Both diluted earnings per share and adjusted earnings per share.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States ("U.S."). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel, when appropriate.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors, the strategy of our business and significant negative industry or economic trends. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. We utilized a third-party valuation expert to assist management to complete the goodwill impairment testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight % over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed tests, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. We had goodwill of $0.5 million at December 31, 2009 and $33.2 million at December 31, 2008.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using currently enacted tax rates. We must also estimate our current tax exposure for situations where taxing authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2009 against the U.S. net deferred tax assets including the U.S. federal net operating loss carry-forward asset of $49 million expiring in 2021-2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2010 through 2018. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, a return to profitability in our electronic component product lines and benefits from expanding further into target markets in the EMS business. We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts we, more likely than not, will realize the benefits of our U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation. After considering the recommendations of our actuaries we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to 21 years. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

For 2009, we had a weighted-average discount rate of 6.83% for pension income and expense. The discount rate on our domestic plans was 5.80% at January 1, 2010. The range of discount rates utilized by our foreign plans changed from 6.90% - 2.50% in 2008 to 5.70% - 2.25% in 2009.

The expected return on domestic plan assets at January 1, 2010 remained at 8.50% and the range of expected returns on foreign plan assets is 7.20% - 2.25% in 2010. We expect these changes in actuarial assumptions will not significantly impact 2010 consolidated pension income.

Equity-Based Compensation

We estimate the fair value of stock option awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of (Loss) / Earnings. The grant date fair value of Restricted Stock Units ("RSUs") is the closing price of our stock on the date of grant. Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, "Segments", for a description of our segments.

The following table summarizes net sales and operating earnings by segment before restructuring and restructuring-related items:

(*$ in thousands*)		EMS		Components & Sensors		Total
2009						
Net sales to external customers	$	**285,798**	$	**213,184**	$	**498,982**
Segment operating earnings	$	**7,272**	$	**10,295**	$	**17,567**
% of segment sales		**2.5%**		**4.8%**		**3.5%**
2008						
Net sales to external customers	$	399,294	$	292,413	$	691,707
Segment operating earnings	$	12,362	$	24,553	$	36,915
% of segment sales		3.1%		8.4%		5.3%
2007						
Net sales to external customers	$	405,708	$	280,237	$	685,945
Segment operating earnings	$	10,175	$	24,716	$	34,891
% of segment sales		2.5%		8.8%		5.1%

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2009 decreased $79.2 million, or 27.1%, from 2008, primarily attributed to decreased automotive product sales of $40.5 million and lower electronic component sales for infrastructure applications of $14.6 million.

Our 2009 segment operating earnings decreased by $14.3 million, or 58.1%, from the prior year. The unfavorable earnings change resulted from the negative impact of lower sales and lower pension income of approximately $5.0 million. This impact was mitigated in part by our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures.

Sales in the Components and Sensors segment in 2008 increased $12.2 million, or 4.3%, from 2007. The increase was primarily due to the acquisition of the Tusonix, Inc. business in January 2008 and improved piezoelectric product sales.

Our 2008 segment operating earnings decreased by $0.2 million, or 0.7%, from 2007. Major drivers in the year-over-year decrease were unfavorable absorption of fixed costs, especially in the fourth quarter as sales declined significantly, incremental operating expenses of approximately $4.5 million to support the higher sales and lower royalty income of $2.0 million. These impacts were mostly offset by the margin contribution from higher sales volume, improved product mix and higher pension income.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2009 decreased $113.5 million, or 28.4%, from 2008. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial and communications market sales, partially offset by higher sales into defense and aerospace and medical markets.

Our 2009 segment operating earnings of $7.3 million decreased $5.1 million, or 41.1%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of lower sales, partially offset by favorable product mix and lower operating costs resulting from previously announced restructuring actions.

EMS segment sales in 2008 decreased $6.4 million, or 1.6%, from 2007. The decrease primarily resulted from expected end-of-life-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales into defense and aerospace and communications markets, including the positive impact of the Orion Manufacturing, Inc. acquisition.

Our 2008 segment operating earnings of $12.4 million increased $2.2 million, or 21.4%, from 2007. Earnings were favorably impacted primarily by improved product mix from focusing on sales in higher margin markets, despite lower sales volume.

Sales in Geographic Regions

Our sales in 2009 increased in the Americas to 62% from 56% in 2008. The Asia-Pacific region accounted for 25% of total sales in 2009 and 31% in 2008.   Sales in Europe were unchanged between 2009 and 2008 at 13%. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

Geographic Region	Components & Sensors			EMS			Consolidated Total		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Americas	38%	44%	49%	80%	65%	56%	62%	56%	53%
Asia-Pacific	37%	29%	26%	15%	32%	40%	25%	31%	34%
Europe	25%	27%	25%	5%	3%	4%	13%	13%	13%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands except per share and other data)	Years ended December 31,		
	2009	2008	2007
Net sales	$ 498,982	$ 691,707	$ 685,945
Cost of goods sold	400,142	554,116	553,038
Restructuring-related charges	—	518	215
Gross margin	98,840	137,073	132,692
% of net sales	19.8%	19.8%	19.3%
Selling, general and administrative expenses	67,119	82,370	82,120
% of net sales	13.5%	11.9 %	12.0%
Research and development expenses	14,154	18,306	15,896
% of net sales	2.8%	2.6 %	2.3%
Restructuring and impairment charges	2,243	5,567	2,401
Goodwill impairment	33,153	—	—
Operating (loss) earnings	(17,829)	30,830	32,275
% of net sales	(3.6)%	4.5%	4.7%
Interest expense	(1,878)	(6,193)	(5,541)
Other (expense) income	(707)	1,618	3,300
(Loss) earnings before income taxes	(20,414)	26,255	30,034
Income tax expense (benefit)	13,636	(1,807)	(6,087)
Net (loss) earnings	$ (34,050) [1]	$ 28,062 [2]	$ 23,947 [3]
% of net sales	6.8%	4.1%	3.5%
Diluted (loss) earnings per share	$ (1.01) [1]	$ 0.81 [2]	$ 0.66 [3]

_____

[1] 2009 net earnings included $33.2 million, or $0.98 per diluted share, of goodwill impairment charges, $9.1 million, or $0.27 per diluted share, for tax expense due to cash repatriation, $2.5 million, or $0.07 per diluted share, for a tax valuation allowance related to one of our foreign units and restructuring charges of $2.2 million, or $0.05 per diluted share.

[2] 2008 net earnings and diluted earnings per share include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a companywide restructuring plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

[3] 2007 net earnings and diluted earnings per share include a net impact of $2.6 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

Net sales decreased $192.7 million in 2009, or 27.9%, from 2008 primarily due to significant decreases in sales of automotive products and lower computer market sales. Full-year EMS segment sales were lower by $113.5 million primarily from expected end-of-life driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales in the defense and aerospace and medical markets. Components and Sensors segment sales decreased $79.2 million from lower automotive product sales and lower electronic component sales for infrastructure applications.

Net sales increased $5.8 million in 2008, or 0.8%, from 2007, due to Components and Sensors sales increase of $12.2 million. The sales increase was primarily attributable to the acquisition of Tusonix, Inc. in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of $5.0 million. Full-year sales of automotive sensors and actuators were down 1.6% as the impact of drastically lower automotive sales worldwide accelerated over the course of 2008 and was partially offset by the capture of new customers and new product introductions. Sales decreased $6.4 million in the EMS segment, driven by expected lower sales to Hewlett-Packard due to certain products going end-of-life and lower industrial market sales, partially offset by higher sales in defense and aerospace and communications markets, including the positive impact of the Orion Manufacturing, Inc. acquisition in March 2008.

Our 15 largest customers represented 51% of net sales in 2009, down from 53% in 2008 and 59% in 2007. We continue our efforts to broaden our business base through expansion in defense and aerospace, industrial and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment. Sales to Hewlett-Packard represented less than 10% of net sales in 2009, 11% of net sales in 2008 and 17% of net sales in 2007.

Gross margins in 2009 decreased $38.2 million, or 27.9%, from 2008 due to a corresponding decrease in sales volume. Despite the negative impact of lower sales volumes and lower pension income, we were able to realize steady margins due to favorable product mix and the benefits of previously announced restructuring actions.

Gross margins in 2008 increased $4.4 million from 2007 due to favorable product mix and improved cost controls in both segments, partially offset by unfavorable absorption of fixed costs. Gross margins within the Components and Sensors segment were also positively impacted by the contribution from higher sales and higher pension income, partially offset by lower royalty income.

SG&A expenses were $67.1 million, or 13.5% of sales, in 2009 versus $82.4 million, or 11.9% of sales, in 2008. This significant reduction of $15.3 million reflects our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures companywide.

SG&A expenses as a percentage of sales were 11.9% in 2008 and 12.0% in 2007. Legal and accounting fees occurring in 2007 were offset by expenses associated with acquisitions in 2008.

R&D expenses were $14.2 million in 2009 compared to $18.3 million in 2008 and $15.9 million in 2007. We continued our core R&D activities in these difficult economic times with investment in strategic, high-growth target markets. Our R&D activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

GAAP requires companies to test their recorded goodwill asset for impairment on an annual basis. We performed our annual impairment test as of December 31, 2008. The typical and traditional testing method requires determination of the fair value of the underlying assets by utilizing a discounted cash flow analysis based on our most current long-term financial forecasts, combined with a market approach which uses current industry information. In December, 2008, the SEC also suggested that a company's stock price and related market capitalization needed to be emphasized and reconciled to the traditional method of goodwill testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired.

In light of a decline in CTS' market capitalization in the first quarter of 2009, we tested goodwill for impairment again at the end of March 2009. The goodwill testing performed indicated that impairment did exist and our goodwill asset of $33.2 million needed to be impaired. The goodwill impairment charge did not affect our liquidity, current or future cash flows or debt covenants.

Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively. Inflation did not have a significant impact on our 2009 results and we do not expect inflation to have a significant impact on our future results of operations.

Operating earnings in 2008 decreased to $30.8 million, or 4.5% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and research and development expenses, as discussed above, partially offset by higher gross margins.

Interest and other expense in 2009 was $2.6 million versus $4.6 million in 2008. Compared to the prior year, interest expense decreased $4.3 million from lower outstanding debt balances and lower interest rates. Foreign currency exchange losses were $1.1 million in 2009 versus $1.3 million in 2008.

Interest and other expense in 2008 was $4.6 million versus $2.2 million in 2007. Compared to 2007, interest expense increased $0.7 million from higher outstanding debt balances. Foreign currency exchange losses were $1.3 million in 2008 versus a gain of $1.1 million in 2007.

The effective tax rate for 2009 was (66.79%). Income tax expense in the amount of $13.6 million was recorded during 2009. This amount included a tax expense of $9.1 million related to our cash repatriation. Of this $9.1 million, approximately $8.6 million was a non-cash expense. Additionally, the $13.6 million includes a valuation allowance charge of $2.5 million related to one of our Asian tax jurisdictions and a tax benefit of $0.2 million related to goodwill impairment.

Our 2008 effective tax rate was (6.87%) compared to 20.27% in 2007. The 2008 rate includes a tax benefit for the reversal of a valuation allowance related to one of our Asian tax jurisdictions, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions and foreign tax holidays. These holidays, unless extended, are scheduled to expire in 2009-2011.

Net loss was $34.1 million, or $1.01 per share, in 2009 compared with net earnings of $28.1 million, or $0.81 per diluted share, in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05. Net earnings in 2008 included a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a company-wide restructuring plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

Restructuring and Restructuring-Related Charges

In March 2009, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009. We incurred approximately $2.2 million of restructuring costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment.

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to improve our cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions. Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In November 2007, we announced a realignment of operations intended to create synergies by enhancing our shared services model to include manufacturing support functions at locations that serve more than one business. In addition, certain production lines were transferred to better serve key customers and leverage existing capacity. The realignment process was completed in the second quarter of 2008. As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively. Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.

See Note O, "Restructuring Charges", to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair value of these assets were determined using both an income approach, such as discounted cash flow analysis, and a market approach which uses current industry information. Refer to Note C, "Fair Value Measurements", to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. Our long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. We estimated the fair value of its long-term debt to be $50.4 million, which is equal to its carrying value. There is a ready market for our revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements"' for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $51.2 million at December 31, 2009, compared to $44.6 million at December 31, 2008. Total debt decreased to $50.4 million on December 31, 2009 from $80.0 million on December 31, 2008 primarily due to settling $32.5 million of senior subordinated debentures in May 2009. Total debt as a percentage of total capitalization was 16.9% at the end of 2009, compared with 22.4% at the end of 2008. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital decreased by $9.4 million in 2009, primarily due to a decrease in accounts receivable of $22.5 million and a decrease in net inventory of $16.5 million, partially offset by an accounts payable decrease of $18.9 million and increased cash and cash equivalents of $6.5 million.

Cash Flow

Operating Activities

Net cash provided by operating activities was $46.6 million in 2009. Components of net cash provided by operating activities included a net loss of $34.1 million, restructuring and asset impairment charges of $35.4 million, depreciation and amortization expense of $19.5 million and net changes in assets and liabilities of $19.4 million, partially offset by an increase in prepaid pension asset of $8.5 million. The changes in assets and liabilities were primarily due to decreased accounts receivable of $24.0 million and decreased inventories of $17.1 million, partially offset by decreased accounts payable and accrued liabilities of $22.6 million.

Net cash provided by operations was $34.1 million in 2008. Components of net cash provided by operating activities included net earnings of $28.1 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $12.6 million. The changes in assets and liabilities were due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

Net cash provided by operations was $48.6 million in 2007. Components of net cash provided by operating activities included net earnings of $23.9 million, depreciation and amortization of $22.8 million and $2.4 million of restructuring charges, offset by an increase in the prepaid pension asset of $9.1 million and unfavorable changes in assets and liabilities of $0.7 million.   The changes in assets and liabilities were primarily due to increased inventory of $12.8 million, partially offset by decreased accounts receivable of $5.4 million and increased accounts payable and accrued liabilities of $4.7 million.

Investing Activities

Net cash used in investing activities was $5.9 million in 2009, primarily for capital expenditures of $6.5 million partially offset by proceeds of $1.1 million received from the sale of an idle facility.

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix, Inc. and Orion Manufacturing, Inc. and $17.6 million of capital expenditures. See Note B, "Acquisitions", to our consolidated financial statements for further details on the acquisitions.

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a $1.0 million payment for the purchase of Alpha Ceramics, Inc. See Note B, "Acquisitions", to our consolidated financial statements for further details on the acquisitions.

Free Cash Flow

The following table summarizes our free cash flow:

	Years ended December 31,		
($ in millions)	**2009**	**2008**	**2007**
Net cash provided by operations	$ 46.6	$ 34.1	$ 48.6
Capital expenditures	(6.5)	(17.6)	(16.1)
Free cash flow	$ 40.1	$ 16.5	$ 32.5

Free cash flow is a non-GAAP financial measure that we define as net cash provided by operating activities less capital expenditures. The most directly comparable GAAP measure is net cash provided by operating activities. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operating activities and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

10

Financing Activities

Net cash used by financing activities in 2009 was $34.6 million, primarily from settling $32.5 million of senior subordinated debentures in May 2009.

Net cash used by financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

Net cash used by financing activities in 2007 was $17.5 million, which included $20.3 million for the purchase of CTS common stock, reductions in short-term notes payable of $4.4 million and $4.3 million in dividend payments partially offset by $11.1 million related to additional long-term debt.

Capital Resources

Refer to Note G, "Debt", to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

(*$ in thousands*)	2009	2008
Revolving credit agreement, weighted-average interest rate of 1.1% (2009) and 3.3% (2008), due in 2011	$ 50,400	$ 48,000
Convertible, senior subordinated notes at an effective interest rate of 7.0% and a coupon rate of 2.125%, due in 2024, net of discount of $512.	—	31,988
	50,400	79,988
Less current maturities	—	—
Total long-term debt	$ 50,400	$ 79,988

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million, subject to participating banks' approval. There was $50.4 million and $48.0 million outstanding under the revolving credit agreement at December 31, 2009 and December 31, 2008, respectively. We had $46.8 million and $48.9 million available under this agreement, net of standby letters of credit of $2.8 million and $3.1 million at December 31, 2009 and December 31, 2008, respectively. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2009. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2009. The revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and repurchase stock and pay dividends. The revolving credit agreement expires in June 2011.

In May 2009, we settled the $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bore interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures were convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share which was equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008 we repurchased 22,500 shares at a total cost of $0.2 million. No repurchases were made in 2009.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 30, 2007, we have repurchased 2,000,000 shares at a total cost of $22.2 million under this program.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our bank credit agreements. We believe that expected positive cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

The following table sets forth the impact that contractual obligations, as of December 31, 2009, are expected to have on our liquidity and cash flow in future periods:

($ in millions)	Payments Due by Period				
	Total	2010	2011-2012	2013 - 2014	2015 – beyond
Long-term debt, including interest	$ 51.1	$ 0.5	$ 50.6	$ —	$ —
Lease payments	28.3	7.0	9.9	5.3	6.1
Obligations related to uncertain tax positions	4.0	0.2	0.1	0.1	3.6
Purchase obligations	—	—	—	—	—
Retirement obligations	17.0	3.4	6.1	2.8	4.7
Total	$ 100.4	$ 11.1	$ 66.7	$ 8.2	$ 14.4

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs already incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans", and Note A, "Summary of Significant Accounting Policies", to our consolidated financial statements.for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2010. For plan asset allocation details, please refer to Note H, "Retirement Plans", to our consolidated financial statements. We do not expect to make changes to the asset allocation in 2010. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2009, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to improving market conditions with asset value recovering approximately half of 2008 losses. We do not expect to make any cash contributions to the U. S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2010 Outlook

Looking ahead to 2010, we remain cautiously optimistic and barring any major economic downturn or unusual discreet items, we anticipate full-year 2010 sales to increase in the range of 10% to 15% over 2009 and diluted earnings per share to be in the range of $0.45 to $0.53. This estimate includes reinstatement of certain temporary salary and benefit reductions taken in 2009 and an increase in R&D activities to support new product introductions, including the launch of sensor and actuator products for diesel and commercial market applications. Our 2010 effective tax rate is expected to be in the range of 21% to 23%. First quarter results are expected to show normal seasonality with gradual improvements during the year.

Subsequent Events

In early 2010, Toyota Motor Corporation ("Toyota"), whose subsidiaries CTS has supplied accelerator pedal assemblies since the 2005 model year, announced a voluntary recall of eight vehicle models and temporarily suspended production and sales of those models due to what Toyota described as "a rare set of conditions which may cause the accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position." Approximately 2.3 million vehicles in North America and up to 1.8 million in Europe were involved in the recall. We manufacture all pedal assemblies to specifications approved by the customer, including Toyota. Shortly after issuing the voluntary recall, Toyota requested that we manufacture all pedal assemblies to a design different than that involved in the recall.

No accidents, injuries, or deaths have been proven directly or proximately to result from slow returning or sticking CTS-manufactured pedals. We are aware that we have been named a defendant in lawsuits stemming from allegations of problems with Toyota vehicles, and additional lawsuits may follow. We are responding to an inquiry from the National Highway Traffic Safety Administration ("NHTSA") regarding CTS-manufactured Toyota pedal assemblies, with which we are fully cooperating. One United States Attorney and the Securities and Exchange Commission have issued subpoenas to us regarding the facts and circumstances surrounding the Toyota voluntary pedal recall.

In February 2010, we entered into a good faith agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold us harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. This agreement applies to lawsuits that are currently pending and those subsequently commenced in which we are named as a defendant. Covered claims include personal injury, property damage, diminution of value, breach of warranty, and violation of consumer protection laws or unfair business practices because of alleged defects in the accelerator in Toyota and Lexus vehicles. The agreement does not cover costs or liabilities in connection with government investigations, government hearings, or government recalls. Toyota will be obligated to continue to defend us in the event it is determined we acted negligently in selecting materials or processes where we had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim. We, however, will be responsible for any judgment that may subsequently be rendered against us individually, or any portion of a judgment that may be allocated to us, limited to those damages as are collectible from our insurers. If any claims pertaining to indemnity or contribution, including claims related to our negligence, arise among the parties to the agreement, the parties will engage in good faith negotiations to resolve. If the parties cannot resolve the dispute, they will submit the dispute to arbitration, with Toyota's recovery limited to those damages as are collectible from our insurers.

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Recent Accounting Pronouncements

ASC 715-20-5-1, "Compensation – Retirement Benefits"
In December 2008, the FASB issued ASC 715-20-5-1, "Compensation – Retirement Benefits", ("ASC 715-20-5-1") which expands the disclosures required by employers for postretirement plan assets. ASC 715-20-5-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this ASC requires new disclosures similar to those in ASC 820-10, 'Fair value Measurements", in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. ASC 715-20-5-1 is effective for periods ending after December 15, 2009. We adopted the provisions of ASC 715-20-5-1 for the year ended December 31, 2009. These provisions did not have a material impact on our financial statements.

ASC 825-10-65, "Financial Instruments – Transition and Open effective Date Information"
In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments – Transition and Open effective Date Information", that requires fair value disclosures of financial instruments for interim reporting periods for publicly traded companies as well as in annual financial statements. The provisions also require these disclosures in summarized financial information at interim reporting periods and is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These provisions did not have a material impact on our financial statements.

ASC 855, "Subsequent Events"
In May 2009, the FASB issued ASC 855, "Subsequent Events". The objective of these provisions are to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions discuss two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the date of the balance sheet, and is recognized in the financial statements; and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued, and not recognized at the balance sheet date. An entity shall also disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The requirements are effective for interim and annual financial periods ending after June 15, 2009. The requirements did not have a material impact on our consolidated financial statements. Refer to Note, P, 'Subsequent Events", to our consolidated financial statements for further discussion.

ASU 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value"
In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value" ("ASU 2009-05"), that provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall", for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; and (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and (2) another valuation technique that is consistent with the principles of Topic 820, "Fair Value Measurements". Two examples of such techniques would be an income approach (such as a present value technique), or a market approach (such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 2009 and therefore we adopted these provisions. The provisions of ASU 2009-05 did not have a material impact on our consolidated financial statements.

ASU 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements"
In January 2010, the FASB issued ASU 2010-06, "Value Measurements and Disclosures – Improving Disclosures about Fair value Measurements" ("ASU 2010-06"), that amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall", and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of (loss)/earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II – Valuation and Qualifying Accounts as of December 31, 2009 and 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements and financial statement schedule included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note G to the consolidated financial statements, the Company adopted new accounting guidance on January 1, 2009 related to the accounting for debt with conversion and other options. This accounting change was applied retrospectively to all periods presented.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/s/ GRANT THORNTON LLP
Chicago, Illinois
February 23, 2010

Consolidated Statements of (Loss)/Earnings
(In thousands of dollars except per share amounts)

	Years Ended December 31,		
	2009	**2008***	**2007***
Net sales	**$ 498,982**	$ 691,707	$ 685,945
Costs and expenses:			
Cost of goods sold	**400,142**	554,634	553,253
Selling, general and administrative expenses	**67,119**	82,370	82,120
Research and development expenses	**14,154**	18,306	15,896
Restructuring and impairment charges — Note O	**2,243**	5,567	2,401
Goodwill impairment	**33,153**	—	—
Operating (loss)/earnings	**(17,829)**	30,830	32,275
Other (expense)/income:			
Interest expense	**(1,878)**	(6,193)	(5,541)
Interest income	**156**	1,421	2,052
Other	**(863)**	197	1,248
Total other expense	**(2,585)**	(4,575)	(2,241)
(Loss)/earnings before income taxes	**(20,414)**	26,255	30,034
Income tax expense/(benefit) — Note J	**13,636**	(1,807)	6,087
Net (loss)/earnings	**$ (34,050)**	$ 28,062	$ 23,947
Net (loss)/earnings per share — Note D			
Basic	**$ (1.01)**	$ 0.83	$ 0.67
Diluted	**$ (1.01)**	$ 0.81	$ 0.66

The Consolidated Statements of Earnings for the years ended December 31, 2008 and 2007 were adjusted from the previously filed 10-K to comply with the provisions of Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options".

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In thousands of dollars except share amounts)

	December 31,	
	2009	2008*
ASSETS		
Current Assets		
Cash and cash equivalents	$ 51,167	$ 44,628
Accounts receivable, less allowances (2009 — $2,119, 2008 — $2,165)	71,718	94,175
Inventories, net		
Finished goods	7,220	7,813
Work-in-process	12,941	16,246
Raw materials	34,187	46,808
Total inventories, net	54,348	70,867
Current deferred tax asset – Note J	10,367	8,073
Other current assets	6,135	8,099
Total current assets	193,735	225,842
Property, plant and equipment		
Land	2,998	2,998
Buildings	96,776	96,133
Machinery and equipment	245,997	249,475
Total property, plant and equipment	345,771	348,606
Accumulated depreciation	(264,651)	(257,850)
Net property, plant and equipment	81,120	90,756
Other assets		
Prepaid pension asset — Note H	29,373	18,756
Goodwill - Note E	500	33,150
Other intangible assets, net — Note E	33,938	36,927
Deferred income taxes — Note J	68,331	82,101
Other assets	660	910
Total other assets	132,802	171,844
Total Assets	$ 407,657	$ 488,442
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	$ —	$ —
Accounts payable	52,344	71,285
Accrued salaries, wages and vacation	12,980	14,316
Income taxes payable	2,843	6,592
Other accrued liabilities	22,349	21,048
Total current liabilities	90,516	113,241
Long-term debt — Note G	50,400	79,988
Other long-term obligations — Notes H and J	19,287	17,740
Contingencies — Note M	—	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued	—	—
Common stock — authorized 75,000,000 shares without par value; 54,213,931 shares issued at December 31, 2009 and 54,031,844 shares issued at December 31, 2008	282,491	280,266
Additional contributed capital	37,675	37,148
Retained earnings	317,582	355,694
Accumulated other comprehensive loss	(93,285)	(98,626)
	544,463	574,482
Cost of common stock held in treasury (2009 and 2008 — 20,320,759 shares — Note K)	(297,009)	(297,009)
Total shareholders' equity	247,454	277,473
Total Liabilities and Shareholders' Equity	$ 407,657	$ 488,442

The Consolidated Balance Sheet at December 31, 2008 was adjusted from the previously filed 10-K to comply with the provisions of ASC 470-20, "Debt with Conversion and Other Options".

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of dollars)

	Years Ended December 31,		
	2009	2008*	2007*
Cash flows from operating activities:			
Net earnings	$ (34,050)	$ 28,062	$ 23,947
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	19,531	24,178	22,818
Prepaid pension asset	(8,548)	(10,788)	(9,122)
Amortization of retirement benefit adjustments – Note H	5,359	2,237	3,944
Equity-based compensation – Note I	3,555	3,375	3,295
Deferred income taxes – Note J	5,987	(5,902)	596
Goodwill impairment	33,153	—	—
Restructuring charge – Note O	2,243	5,567	2,401
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	24,023	7,377	5,357
Inventories	17,078	9,585	(12,812)
Accounts payable	(19,761)	(16,181)	6,011
Accrued liabilities	(2,843)	(10,514)	(1,307)
Income taxes payable	(4,284)	(422)	2,246
Other	5,153	(2,475)	1,229
Total adjustments	80,646	6,037	24,656
Net cash provided by operations	46,596	34,099	48,603
Cash flows from investing activities:			
Proceeds from sale of assets	1,356	308	65
Capital expenditures	(6,537)	(17,647)	(16,058)
Payment for acquisitions, net of cash acquired – Note B	—	(21,054)	(1,028)
Earnout payments related to 2008 acquisition	(750)	—	—
Net cash used in investing activities	(5,931)	(38,393)	(17,021)
Cash flows from financing activities:			
Borrowings of long-term debt	2,902,600	1,662,550	94,600
Payments of long-term debt	(2,932,700)	(1,651,823)	(83,457)
Borrowings of short-term notes payable	9,206	6,426	47,571
Payments of short-term notes payable	(9,206)	(7,426)	(51,996)
Purchase of treasury stock	—	(7,037)	(20,344)
Dividends paid	(4,056)	(4,063)	(4,279)
Other	(438)	(719)	381
Net cash used in financing activities	(34,594)	(2,092)	(17,524)
Effect of exchange rate changes on cash	468	(1,854)	180
Net increase/(decrease) in cash and cash equivalents	6,539	(8,240)	14,238
Cash and cash equivalents at beginning of year	44,628	52,868	38,630
Cash and cash equivalents at end of year	$ 51,167	$ 44,628	$ 52,868
Supplemental cash flow information			
Cash paid during the year for:			
Interest	$ 1,056	$ 3,315	$ 2,532
Income taxes — net	$ 8,480	$ 4,821	$ 2,301

*The Consolidated Statement of Cash Flows at December 31, 2008 and 2007 were adjusted from the previously filed 10-K to comply with the provisions of ASC 470-20, "Convertible Debt and Other Options".

Supplemental schedule of non-cash investing and financing activities:
Refer to Note B, "Acquisitions", for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(In thousands of dollars, except share and per share amounts)

	Common Stock	Additional Contributed Capital*	Retained Earnings*	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings(Loss)	Treasury Stock	Total
Balances at January 1, 2007	$ 276,553	$ 34,891	$ 311,962	$ (31,283)		$ (269,516)	$ 322,607
Net earnings			23,947		23,947		23,947
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of Tax							
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive earnings					$ 25,422		
Cash dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan - net	27	38				(65)	—
Issued 50,400 shares on exercise of stock option – net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$ 278,916	$ 35,555	$ 331,675	$ (29,808)		$ (289,972)	$ 326,366
Net earnings			28,062		28,062		28,062
Cumulative translation adjustment				(9,111)	(9,111)		(9,111)
Other comprehensive income, net of Tax							
Prior service costs				324	324		324
Unrecognized loss				(60,031)	(60,031)		(60,031)
Comprehensive earnings					$ (40,756)		
Cash dividends of $0.12 per share			(4,043)				(4,043)
Issued 7,100 shares on exercise of stock option – net	61						61
Issued 105,011 shares on vesting of restricted stock units	1,289	(1,724)					(435)
Acquired 714,300 shares for treasury stock						(7,037)	(7,037)
Tax cost on exercise of options		(58)					(58)
Stock compensation		3,375					3,375
Balances at December 31, 2008	$ 280,266	$ 37,148	$ 355,694	$ (98,626)		$ (297,009)	$ 277,473
Net loss			(34,050)		(34,050)		(34,050)
Cumulative translation adjustment				3,299	3,299		3,299
Other comprehensive income, net of tax							
Prior service costs				(252)	(252)		(252)
Unrecognized gain				2,294	2,294		2,294
Comprehensive Loss					$ (28,709)		
Cash dividends of $0.12 per share			(4,062)				(4,062)
Issued 181,947 shares on vesting of restricted stock units	2,225	(2,590)					(365)
Tax cost on vesting of restricted stock units		(438)					(438)
Stock compensation		3,555					3,555
Balances at December 31, 2009	$ 282,491	$ 37,675	$ 317,582	$ (93,285)		$ (297,009)	$ 247,454

*The Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008 and 2007 were adjusted from the previously filed 10-K's to comply with the provisions of Accounting Standards Codification ("ASC") 470-20, "Debt with Conversion and Other Options".

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS Corporation and its wholly owned subsidiaries. Refer to Note B, “Acquisitions”, for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS’ non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net (loss)/earnings. CTS’ Consolidated Statements of (Loss)/Earnings includes approximately $1.1 million of foreign currency loss for the year ended December 31, 2009, $1.3 million of foreign currency loss for the year ended December 31, 2008, and $1.1 million of foreign currency gain for the year ended December 31, 2007.

The assets and liabilities of CTS’ U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the “accumulated other comprehensive earnings (loss)” component of shareholders’ equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders’ Equity in the columns titled “Comprehensive Earnings (Loss)” and “Accumulated Other Comprehensive Earnings (Loss)”.

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	**2009**	**2008**
Accumulated translation	**$ 1,876**	$ (1,423)
Unrecognized amounts relating to benefit plans:		
Net loss	**(93,267)**	(95,561)
Prior service costs	**(1,894)**	(1,642)
Accumulated other comprehensive loss	**$ (93,285)**	$ (98,626)

Revenue Recognition: Substantially all of CTS’ revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management’s analysis of historical returns, current economic trends, and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net revenues. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any single customer did not exceed 10% of total net sales for the year ended December 31, 2009. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 11% of net sales for the year ended December 31, 2008 and 17% of net sales for the year ended December 31, 2007. Amounts due from Hewlett-Packard were $7 million at December 31, 2008. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes.   Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

(Loss)/Earnings Per Share: Basic (loss)/earnings per share excludes any dilution and is computed by dividing net (loss)/earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted (loss)/earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted (loss)/earnings per share is computed by dividing net (loss)/earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted (loss)/earnings per share. Refer also to Note D, "(Loss)/Earnings Per Share".

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of (Loss)/Earnings. CTS had stock options and restricted stock units outstanding at December 31, 2009. Refer to Note I, "Equity-Based Compensation", for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock.   The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of (Loss)/Earnings. The grant date fair value of restricted stock units is the closing price of CTS' stock on the date of grant. Both CTS' stock options and restricted stock units primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash and Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. Cash includes cash held in domestic and foreign bank accounts. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a "more likely than not" criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, "Income Taxes".

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company's statement of financial position; (2) recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Refer to Note H, "Retirement Plans".

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the first quarter of 2009, CTS' market capitalization dropped below the net book value of its equity, thus creating a triggering event. This difference was considered while determining if any goodwill impairment exists. The Company completed its impairment analysis during the first quarter of 2009, and determined that goodwill was impaired at the end of the first quarter of 2009. Accordingly, the Company wrote-off approximately $33.2 million of goodwill related to CTS' prior acquisitions in the first quarter of 2009. The impairment charge is reported as part of consolidated operating (loss)/earnings. CTS had approximately $0.5 million and $33.2 million of goodwill at December 31, 2009 and 2008, respectively.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of intangibles acquired in the Tusonix, Inc. ("Tusonix") and Orion Manufacturing Inc. ("Orion") acquisitions which are amortized using a double-declining method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, "Intangible Assets".

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. CTS' long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $50.4 million, which is equal to its carrying value. There is a ready market for CTS' revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements'" for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs that related to the Company's long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.3 million in 2009, $0.5 million in 2008, and $0.6 million in 2007 and is included in interest expense in the accompanying Consolidated Statements of (Loss)/Earnings.

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. No purchases were made during 2009.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2009.

Recent Accounting Pronouncements

ASC 715-20-5-1, "Compensation – Retirement Benefits"
In December 2008, the FASB issued ASC 715-20-5-1, "Compensation – Retirement Benefits", ("ASC 715-20-5-1") which expands the disclosures required by employers for postretirement plan assets. ASC 715-20-5-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this ASC requires new disclosures similar to those in ASC 820-10, 'Fair value Measurements", in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. ASC 715-20-5-1 is effective for periods ending after December 15, 2009. We adopted the provisions of ASC 715-20-5-1 for the year ended December 31, 2009. These provisions did not have a material impact on CTS' financial statements.

ASC 825-10-65, "Financial Instruments – Transition and Open effective Date Information"
In April 2009, the FASB issued ASC 825-10-65, "Financial Instruments – Transition and Open effective Date Information", that requires fair value disclosures of financial instruments for interim reporting periods for publicly traded companies as well as in annual financial statements. The provisions also require these disclosures in summarized financial information at interim reporting periods and is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. These provisions did not have a material impact on CTS' financial statements.

ASC 855, "Subsequent Events"
In May 2009, the FASB issued ASC 855, "Subsequent Events". The objective of these provisions are to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions discuss two types of subsequent events: (1) events that provide additional evidence about conditions that existed at the date of the balance sheet, and is recognized in the financial statements; and (2) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issued or are available to be issued, and not recognized at the balance sheet date. An entity shall also disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The requirements are effective for interim and annual financial periods ending after June 15, 2009. The requirements did not have a material impact on CTS' consolidated financial statements. Refer to Note, P, 'Subsequent Events", to our consolidated financial statements for further discussion.

ASU 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value"
In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value" ("ASU 2009-05"), that provides amendments to ASC Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall", for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that uses: (a) the quoted price of the identical liability when traded as an asset; and (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and (2) another valuation technique that is consistent with the principles of Topic 820, "Fair Value Measurements". Two examples of such techniques would be an income approach (such as a present value technique), or a market approach (such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 2009 and therefore we adopted these provisions. The provisions of ASU 2009-05 did not have a material impact on CTS' consolidated financial statements.

ASU 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements"
In January 2010, the FASB issued ASU 2010-06, "Value Measurements and Disclosures – Improving Disclosures about Fair value Measurements" ("ASU 2010-06"), that amends ASC Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall", and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. CTS does not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

NOTE B—Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

- Tusonix, based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters; and
- Orion, based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

($ in thousands)	Tusonix At January 28, 2008	Orion At March 12, 2008	Total
Current assets	$ 6,517	$ 8,348	$ 14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	25	24	49
Fair value of assets acquired, including $1,295 cash acquired	15,694	17,093	32,787
Less fair value of liabilities acquired	3,204	7,234	10,438
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	—	1,295
Net cash paid	$ 11,195	$ 9,859	$ 21,054

The acquisition of Tusonix expands CTS' technology and customer base within the Components and Sensors segment. The acquisition of Orion enables CTS' Electronic Manufacturing Services ("EMS") segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California. It also expands CTS' customer base in certain target markets.

Under the terms of the Orion agreement, CTS may pay a contingent earn out of up to $1.75 million in cash, based on the achievement of certain financial targets in 2008 and 2009. Contingencies earned under the terms of this agreement will be recorded as an adjustment to the purchase price. Accordingly, CTS accrued $0.50 million and $0.75 million at December 31, 2009 and December 31, 2008, respectively.

These acquisitions were accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of these acquisitions are immaterial to CTS' results of operations.

CTS determined the purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed. These estimates were arrived at using recognized valuation techniques. The purchase price allocations for both acquisitions have been finalized as of March 29, 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes. Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment. In December 2009, CTS recorded an additional $0.5 million of goodwill related to the Orion acquisition. In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively. These intangibles will be amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively. During the first quarter of 2009, CTS impaired $8.5 million of goodwill related to these acquisitions. Refer to Note C, "Fair Value Measurements", for further discussion.

In December 2007, CTS acquired certain assets and assumed certain liabilities of Alpha Ceramics, Inc. ("Alpha"), a privately held company, for $2.0 million. This business was acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property.

The acquisition was accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition are immaterial to CTS' results of operations.

NOTE C—Fair Value Measurements

Goodwill represents the excess of the cost of businesses acquired over the fair value of the assets acquired and liabilities assumed. CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment or the component level if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company performed its annual impairment test as of December 31, 2008 and concluded that no impairment existed at that date.

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying amount. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight % over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed test, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. This non-cash goodwill impairment has no impact on CTS' debt covenants.

The following table reconciles the beginning and ending balances of CTS' goodwill for the periods ended December 31, 2009 and December 31, 2008:

($ in thousands)	EMS	Components & Sensors	Total CTS
Balance at January 1, 2008	$ 24,144	$ 513	$ 24,657
Tusonix acquisition	—	1,857	1,857
Orion acquisition	6,636	—	6,636
Balance at December 31, 2008	30,780	2,370	33,150
Purchase accounting adjustment	—	3	3
Impairment loss – first quarter 2009	(30,780)	(2,373)	(33,153)
Addition to goodwill due to earn-out	500	—	500
Balance at December 31, 2009	$ 500	$ —	$ 500

The table below summarizes the non-financial assets that were measured and recorded at fair value on a non-recurring basis as of December 31, 2009 and the losses recorded during the period ended December 31, 2009 on those assets:

($ in thousands)

Description	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2009
Goodwill	$ 500	$ —	$ —	$ 500	$ 33,153
Intangible assets, other than goodwill	$ 33,938	$ —	$ —	$ 33,938	—
Long-lived assets	$ 81,120	$ —	$ —	$ 81,120	460
					$ 33,613

The fair value of intangible assets, other than goodwill, and long-lived assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values.

The table below summarizes the financial liability that was measured and recorded at fair value on a recurring basis as of December 31:

($ in thousands)

Description	Carrying Value at December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2009
Long-term debt	$ 50,400	$ —	$ 50,400	$ —	$ —

The fair value of long-term debt was measured and recorded using a market approach which uses current industry information.

NOTE D—(Loss)/Earnings Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted (loss)/earnings/ per share ("EPS") computations. Basic (loss)/earnings per share is calculated using the weighted average number of common shares outstanding as the denominator and net (loss)/earnings as the numerator. Diluted (loss)/earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. The if-converted method, whereby interest expense (on a net-of-tax basis) from the convertible senior subordinated debentures is added to net (loss)earnings for the numerator. All anti-dilutive shares are excluded from the computation of diluted (loss)/earnings per share.

The calculations below provide net earnings, average common shares outstanding, and the resultant (loss)/earnings per share for both basic and diluted EPS for the years ended December 31, 2009, 2008, and 2007.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2009			
Basic EPS	$ (34,050)	33,823	$ (1.01)
Effect of dilutive securities:			
Equity-based compensation plans	—	—	
Convertible debt	—	—	
Diluted EPS	$ (34,050)	33,823	$ (1.01)
2008			
Basic EPS	$ 28,062	33,728	$ 0.83
Effect of dilutive securities:			
Equity-based compensation plans	—	453	
Convertible debt	2,433	3,683	
Diluted EPS	$ 30,495	37,864	$ 0.81
2007			
Basic EPS	$ 23,947	35,498	$ 0.67
Effect of dilutive securities:			
Equity-based compensation plans	—	472	
Convertible debt	2,519	4,000	
Diluted EPS	$ 26,466	39,970	$ 0.66

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2009, 2008, and 2007 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Years ended December 31,		
	2009	**2008**	**2007**
Stock options	1,179	810	647
Restricted stock units	1,103	—	—
Securities related to the subordinated convertible debt	738	—	—

NOTE E—Intangible Assets

CTS has the following intangible assets as of December 31:

($ in thousands)	2009 Gross Carrying Amount	2009 Accumulated Amortization	2008 Gross Carrying Amount	2008 Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	$ 51,084	(17,544)	$ 51,084	$ (15,038)
Patents	10,319	(10,319)	10,319	(9,886)
Other intangibles	500	(102)	500	(52)
Total	61,903	(27,965)	61,903	(24,976)
Goodwill	500	—	33,150	—
Total net intangible assets	$ 62,403	(27,965)	$ 95,053	$ (24,976)

Of the total net intangible assets at December 31, 2009, $8.2 million relates to the EMS segment and $26.2 million relates to the Components and Sensors segment. The goodwill at December 31, 2009 relates to the EMS segment. Of the total net intangible assets at December 31, 2008, $39.5 million relates to the EMS segment and $30.6 million relates to the Components and Sensors segment. Of the $33.2 million of goodwill at December 31, 2008, $30.8 million relates to the EMS segment and $2.4 million relates to the Components and Sensors segment.

CTS recorded amortization expense of $3.0 million, $3.6 million, and $3.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 16.1 years. CTS estimates annual amortization expense of $2.5 million in 2010, and $2.4 million in years 2011 through 2014.

NOTE F—Notes Payable

CTS had line of credit arrangements of $20.4 million and $12.6 million at December 31, 2009 and 2008, respectively. No amount was outstanding at December 31, 2009 and 2008. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2009 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 2.5% in 2009 and 3.6% in 2008.

NOTE G—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2009	2008
Revolving credit agreement, weighted-average interest rate of 1.1% (2009) and 3.3% (2008), due in 2011	$ 50,400	$ 48,000
Convertible, senior subordinated debentures at an effective interest rate of 7.0% and a coupon rate of 2.125%, due in 2024, net of discount of $512	—	31,988
	50,400	79,988
Less current maturities	—	—
Total long-term debt	$ 50,400	$ 79,988

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million, subject to participating banks' approval. There was $50.4 million and $48.0 million outstanding under the revolving credit agreement at December 31, 2009 and December 31, 2008, respectively. CTS had $46.8 million and $48.9 million available under this agreement at December 31, 2009 and December 31, 2008, net of standby letters of credit of $2.8 million and $3.1 million, respectively. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.15 percent per annum at December 31, 2009. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2009. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

In May 2009, CTS settled the $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bore interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures were convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share, which was equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes.

In May 2008, the FASB issued ASC 470-20, "Debt with Conversion and Other Options", that required issuers of such instruments to separately account for the liability and equity components in a manner that will reflect the entity's non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. This accounting change must be applied retrospectively to all past periods presented even if the instrument has matured, has been converted, or has otherwise been extinguished as of the effective date of January 1, 2009. CTS adopted these provisions in relation to its 2.125% subordinated debentures effective January 1, 2009.

The cumulative effect as of January 1, 2009 of the change in accounting principle was a decrease to long-term debt of approximately $0.5 million for the discount on the subordinated notes, an increase to additional contributed capital of approximately $7.0 million, a decrease to retained earnings of approximately $6.7 million and an increase to deferred tax liability of approximately $0.2 million. Interest expense for the year ended December 31, 2008 was adjusted to reflect amortization of the convertible debt discount. The following table summarizes the effects of adoption on CTS' Statement of Earnings for the year ended December 31, 2008:

| ($ in thousands) | December 31, 2008 | | |
	As originally reported	As adjusted	Effect of change in accounting principle
Total other (expense)/income	$ (1,535)	$ (4,574)	$ (3,039)
Tax benefit	$ (591)	$ (1,807)	$ (1,216)
Net earnings	$ 29,886	$ 28,062	$ (1,824)
Earnings per share - basic	$ 0.89	$ 0.83	$ (0.06)
Earnings per share - fully diluted	$ 0.81	$ 0.81	$ —

| ($ in thousands) | December 31, 2007 | | |
	As originally reported	As adjusted	Effect of change in accounting principle
Total other income/(expense)	$ 200	$ (2,241)	$ (2,441)
Tax expense	$ 7,063	$ 6,087	$ (976)
Net earnings	$ 25,412	$ 23,947	$ (1,465)
Earnings per share - basic	$ 0.72	$ 0.67	$ (0.05)
Earnings per share - fully diluted	$ 0.66	$ 0.66	$ —

The principal amount of the liability component at December 31, 2008 was $32.5 million and the unamortized discounts were approximately $0.5 million. The amounts related to the equity component, net of equity issue costs and deferred tax, at December 31, 2009 and December 31, 2008 were approximately $7.0 million.

The effective interest rate on CTS' 2.125% subordinated debentures is 7%. The amount of interest recognized for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 was approximately $0.7 million, $3.7 million and $3.8 million, respectively. The $0.7 million of interest expense recognized in 2009 comprised of approximately $0.5 million of interest expense due to the amortization of the discount on the debt and $0.2 million of interest expense due to the contractual interest coupon. The $3.7 million of interest expense recognized in 2008 comprised of approximately $2.5 million of interest expense due to the amortization of the discount on the debt and $1.2 million of interest expense due to the contractual interest coupon. The $3.8 million of interest expense recognized in 2007 comprised of approximately $2.5 million of interest expense due to the amortization of the discount on the debt and $1.3 million of interest expense due to the contractual interest coupon.

NOTE H—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 16% of its employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2009 and 2008. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans				Other Postretirement Benefit Plan			
	2009		2008		2009		2008	
Accumulated benefit obligation	$	232,023	$	198,400	$	5,350	$	4,726
Change in projected benefit obligation:								
Projected benefit obligation at January 1	$	205,977	$	210,228	$	4,726	$	5,723
Service cost		3,130		3,532		11		20
Interest cost		13,698		13,068		313		368
Plan amendment and other		2,619		(2,227)		—		—
Actuarial loss/(gain)		25,881		(4,517)		437		(1,250)
Benefits paid		(12,242)		(13,687)		(137)		(135)
Curtailment		—		(420)		—		—
Projected benefit obligation at December 31	$	239,063	$	205,977	$	5,350	$	4,726
Change in plan assets:								
Assets at fair value at January 1	$	213,386	$	308,851	$	—	$	—
Actual return on assets		50,358		(82,107)		—		—
Company contributions		690		2,361		137		135
Benefits paid		(12,242)		(13,649)		(137)		(135)
Other		1,549		(2,070)		—		—
Assets at fair value at December 31	$	253,741	$	213,386	$	—	$	—
Funded status (plan assets less projected benefit obligations)	$	14,678	$	7,409	$	(5,350)	$	(4,726)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

($ in thousands)	Pension Plans				Other Postretirement Benefit Plan			
	2009		2008		2009		2008	
Prepaid pension asset	$	29,373	$	18,756	$	—	$	—
Other accrued liabilities		(2,465)		(1,020)		(368)		(361)
Other long-term obligations		(12,230)		(10,327)		(4,982)		(4,365)
	$	14,678	$	7,409	$	(5,350)	$	(4,726)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2009:

($ in thousands)	Pension Plans						Post Retirement Plans					
	Unrecognized Loss		Prior Service Cost		Total		Unrecognized Loss/(Gain)		Prior Service Cost		Total	
Balance at January 1, 2009	$	96,179	$	1,642	$	97,821	$	(618)	$	—	$	(618)
Amortization of retirement benefits, net of tax		(2,929)		(302)		(3,231)		61		—		61
Reclassification adjustments		312		554		866		262		—		262
Balance at December 31, 2009	$	93,562	$	1,894	$	95,456	$	(295)	$	—	$	(295)

Of these amounts, CTS expects to recognize approximately $4.0 million and $0.8 million of losses and prior service costs, respectively, in 2010 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2010.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2009 and 2008 is shown below:

($ in thousands)	2009	2008
Projected benefit obligation	$ 47,850	$ 39,190
Accumulated benefit obligation	46,197	37,319
Fair value of plan assets	33,156	27,843

Net pension (income)/postretirement expense in 2009, 2008, and 2007 include the following components:

($ in thousands)	Pension Plans			Other Postretirement Benefit Plan		
	2009	2008	2007	2009	2008	2007
Service cost	$ 3,130	$ 3,532	$ 4,763	$ 11	$ 20	$ 22
Interest cost	13,699	13,068	11,961	314	368	333
Expected return on plan assets [1]	(24,413)	(26,341)	(25,386)	—	—	—
Amortization of unrecognized:						
Transition obligation	—	—	—	—	—	—
Prior service cost	504	538	923	—	—	1
Loss	4,855	1,699	3,020	—	—	—
Actuarial (gain)/loss	—	—	—	(102)	—	—
Additional cost due to early retirement	—	237	207	—	—	—
Net (income) expense	$ (2,225)	$ (7,267)	$ (4,512)	$ 223	$ 388	$ 356
Weighted-average actuarial assumptions [2]						
Benefit obligation assumptions:						
Discount rate	5.77%	6.86%	6.47%	5.80%	6.90%	6.50%
Rate of compensation increase	4.02%	4.80%	4.81%	—	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	6.83%	6.44%	5.71%	6.90%	6.50%	5.75%
Expected return on plan assets [1]	8.42%	8.41%	8.43%	—	—	—
Rate of compensation increase	4.02%	4.80%	4.81%	—	—	—

_____

[1] Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

[2] During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2009 and 2008, and target allocation for 2010 by asset category are as follows:

Asset Category	Target Allocations 2010	Percentage of Plan Assets at December 31,	
		2009	2008
Equity securities [1]	60%	64%	56%
Debt securities	40%	29%	39%
Other	—	7%	5%
Total	100%	100%	100%

_____

[1] Equity securities include CTS common stock in the amounts of approximately $14.0 million (6% of total plan assets) at December 31, 2009 and approximately $8.0 million (4% of total plan assets) at December 31, 2008.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The following table summarizes the fair values of CTS' pension plan assets at December 31, 2009 and 2008:

($ in thousands)	2009	2008
Equity securities	$ 161,196	$ 118,110
Debt securities issued by US, state and local governments	12,858	25,937
Corporate Bonds	59,364	53,800
Mortgage-backed securities	2,626	1,461
Other fixed income securities	901	2,959
Cash and cash equivalents	14,012	8,405
Partnerships	2,784	2,714
Total fair value of plan assets	$ 253,741	$ 213,386

The fair values at December 31, 2009 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities [1]	$ 161,196	$ —	$ —	$ 161,196
Corporate Bonds [2]	59,364	—	—	59,364
Cash and cash equivalents [3]	14,012	—	—	14,012
Debt securities issued by US, state and local governments [4]	12,858	—	—	12,858
Mortgage-backed securities [5]	2,626	—	—	2,626
Private equity [6]	—	—	2,784	2,784
Other fixed income securities [2]	901	—	—	901
Total	$ 250,957	$ —	$ 2,784	$ 253,741

_____

[1] Comprised of U.S. and foreign common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet Pension Plan's investment objectives.

[2] Comprised of investment grade securities in various industries.

[3] Comprised of investment grade short-term investment funds.

[4] Comprised of investment grade securities that are backed by the U.S., state or local governments.

[5] Comprised of investment grade securities in which approximately $1.6 million is backed by the U.S government and the remainder by commercial real estate.

[6] Comprised of partnerships that invest in various U.S. industries.

The Pension Plan assets that are classified as Level 1 under the fair value hierarchy are exchange-traded in active markets.
The fair value of the Pension Plan assets classified as Level 3 under the fair value hierarchy was determined by the private equity fund managers who use current industry information pertinent to the various invested businesses.

The table below reconciles the Level 3 Pension Plan assets within the fair value hierarchy:

($ in thousands)	Year ended December 31, 2009
Fair value of Level 3 Pension Plan assets at January 1, 2009	$ 2,714
Capital contributions	276
Net ordinary income attributable to Pension Plan	(79)
Unrealized loss	(127)
Fair value of Level 3 Pension Plan assets at December 31, 2009	$ 2,784

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2010 are $3.0 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2010	$ 16,016	$ 369
2011	16,883	374
2012	16,562	378
2013	16,798	380
2014	16,351	379
Thereafter	86,947	1,824

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $2.6 million in 2009, $4.1 million in 2008, and $3.8 million in 2007.

NOTE I—Equity-Based Compensation

At December 31, 2009, CTS had five equity-based compensation plans: the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), and the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"). All of these plans, except the Directors' Plan, were approved by shareholders. As of December 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' board of directors. In addition, the 2009 Plan and the 2004 Plan allowed for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of (Loss)/Earnings for the years ending December 31, 2009, 2008, and 2007 relating to equity-based compensation plans:

		Years Ended December 31				
($ in thousands)		2009		2008		2007
Stock options [1]	$	36	$	127	$	371
Restricted stock units		3,519		3,216		2,797
Restricted stock		—		32		127
Total	$	3,555	$	3,375	$	3,295

_____
[1] *Stock option expense includes $1, and $14 for the years ended December 31, 2008, and 2007, respectively, related to non-employee director stock options.*

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.4 million for the years ended December 31, 2009, and 2008, and $1.3 million for the year ended December 31 2007, respectively.

The following table summarizes the plan status as of December 31, 2009:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding	—	276,850	730,888	171,350
Restricted stock units outstanding	427,450	427,295	—	—
Options exercisable	—	256,100	730,888	171,350
Awards available for grant	2,972,550	472,000	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2009, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

	Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	
Outstanding at January 1, 2009	1,294,263	$	14.53			
Expired	(115,175)	$	22.77			
Outstanding at December 31, 2009	1,179,088	$	13.72	3.1 years	$	508
Exercisable at December 31, 2009	1,158,338	$	13.73	3.1 years	$	508

There was no intrinsic value for options exercised during the year ended December 31, 2008. The total intrinsic value of options exercised during the year ended December 31, 2007 was $0.2 million. No stock options were granted during the years ended December 31, 2009, 2008 or 2007.

A summary of the nonvested stock options as of December 31, 2009, and changes during the year then ended, is presented below:

($ in thousands, except per share amounts)	Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2009	74,525	$ 6.36
Vested	(53,775)	6.41
Nonvested at December 31, 2009	20,750	6.24

_____
(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2009, 2008, and 2007 was approximately $0.3 million, $0.5 million, and $0.9 million, respectively. As of December 31, 2009, there was $3,000 of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of one year. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/09	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/09	Weighted-Average Exercise Price
$ 7.70 – 11.11	727,163	3.62	$ 9.37	727,163	$ 9.37
13.68 – 16.24	227,800	3.74	14.16	207,050	14.16
23.00 – 25.10	188,625	1.30	23.22	188,625	23.22
42.69 – 50.00	35,500	0.48	49.90	35,500	49.90

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a three- to five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2009, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	700,358	$ 10.76		
Granted	436,350	6.42		
Converted	(238,991)	10.84		
Forfeited	(42,972)	11.61		
Outstanding at December 31, 2009	854,745	$ 8.47	5.6 years	$ 8,223
Convertible at December 31, 2009	119,955	$ 9.46	19.2 years	$ 1,154

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2009, 2008, and 2007 was $6.42, $8.94, and $11.89, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2009 and 2008 was $1.5 million and $1.6 million, respectively.

A summary of the nonvested RSUs as of December 31, 2009, and changes during the year then ended, is presented below:

	RSUs		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2009	616,920	$	10.61
Granted	436,350		6.42
Vested	(275,508)		9.93
Forfeited	(42,972)		11.61
Nonvested at December 31, 2009	734,790	$	8.31

The total fair value of RSUs vested during the years ended December 31, 2009 and 2008 was approximately $2.7 million and $1.9 million, respectively. CTS recorded compensation expense of approximately $2.6 million related to service-based restricted stock units during the year ended December 31, 2009, and $2.7 million related to service-based restricted stock units during the years ended December 31, 2008 and 2007. As of December 31, 2009, there was $2.5 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.4 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards to certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units will cliff vest and convert one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate from 0% to 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets.

CTS recorded compensation expense of approximately $101,000, $81,000 and $32,000 related to performance-based restricted stock units during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 there was $48,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of one year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award to an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur, if at all, at a rate of up to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to an enumerated peer group of companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return.

On February 5, 2008, CTS granted market-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate of up to 200% of the target amount of 63,300 units in 2010. Vesting is dependent upon CTS' total stockholder return relative to an enumerated peer group of companies' stockholder return rates.

On February 4, 2009, CTS granted market-based restricted stock unit awards to certain executives and key employees. Vesting may occur, if at all, at a rate of up to 200% of the target amount of 128,000 units in 2011. Vesting is dependent upon CTS total stockholder return relative to an enumerated peer group of companies' stockholder return rates. The grant date fair value of an award was $5.65 per award. A simulation or Monte Carlo approach in accordance with financial theory was used in determining the grant date fair value. The valuation methodology takes into account a risk-free rate of approximately 0.98%, CTS stock and peer group volatilities of 60.4% and 67.6% respectively, and an assumed dividend yield of 2.4%.

CTS recorded compensation expense of approximately $831,000, $448,000 and $18,000 related to market-based restricted stock units during the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009 there was approximately $467,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1.1 years.

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J—Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)	2009	2008	2007
Domestic	$ (35,083)	$ 4,456	$ 9,624
Non-U.S.	14,669	21,799	20,410
Total	$ (20,414)	$ 26,255	$ 30,034

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2009	2008	2007
Current:			
Federal	$ 343	$ 41	$ —
State	218	212	463
Non-U.S.	7,088	3,842	5,028
Total Current	7,649	4,095	5,491
Deferred:			
Federal	3,801	(1,676)	927
State	570	180	249
Non-U.S.	1,616	(4,406)	(580)
Total Deferred	5,987	(5,902)	596
Total Provision (Benefit) for Income Taxes	$ 13,636	$ (1,807)	$ 6,087

Significant components of the CTS' deferred tax assets and liabilities at December 31, 2009 and 2008 are:

($ in thousands)	2009	2008
Postretirement benefits	$ 1,720	$ 1,654
Inventory reserves	1,651	1,663
Loss carryforwards	67,166	75,639
Credit carryforwards	13,746	11,834
Nondeductible accruals	7,020	7,762
Research expenditures	16,126	14,525
Other	3,921	5,611
Gross deferred tax assets	111,350	118,688
Pensions	11,970	6,238
Depreciation	1,391	2,762
Unrealized Foreign Exchange Gain	512	1,165
Other	627	693
Gross deferred tax liabilities	14,500	10,858
Net deferred tax assets	96,850	107,830
Deferred tax asset valuation allowance	(18,642)	(18,512)
Total net deferred tax assets	$ 78,208	$ 89,318

Current deferred tax assets of $10.4 million and $8.1 million are included as current assets in the Company's consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively. Long-term deferred tax assets of $68.3 million and $82.1 million are included as other assets in the Company's consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

Current deferred tax liability of $0.1 million is included as a component of "Other accrued liabilities" on the Company's consolidated balance sheets at December 31, 2009. There was no current deferred tax liability at December 31, 2008. Long-term deferred tax liability of $0.4 million and $0.9 million are included as a component of "Other long-term obligations" on CTS' consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not that its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $18.6 million should be provided for certain deferred tax assets. The $0.1 million net increase in the valuation allowance from $18.5 million as of December 31, 2008 is due to an increase in the valuation allowance related to an Asian site's operating loss carryforwards of $2.5 million and a decrease in loss carryforwards in Canada due to the use of net operating losses of $0.8 million and a decrease of $1.6 million due to the statute expiring on state net operating losses. At December 31, 2009, the $18.6 million valuation allowance includes $7.4 million for certain state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $5.7 million related to foreign net operating loss carryforwards.

In determining the valuation allowance changes above, the Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the portion of the net operating losses related to an Asian site will expire unutilized while a portion of the Canadian net operating losses will be utilized.

	2009	2008	2007
Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	(2.51) %	1.35%	1.81%
Non-U.S. income taxed at rates different than the U.S. statutory rate	5.7%	(20.78) %	(17.30) %
Benefit of scheduled tax credits	0.86%	(1.31) %	(0.22) %
Goodwill impairment	(55.96) %	—%	—%
Cash repatriation	(44.47) %	—%	—%
Benefit of Tax Treaty Change	—%	(5.23) %	—%
Non-U.S. adjustments to valuation allowances	(8.14) %	(16.03) %	—%
Other	2.73%	0.13 %	0.98%
Effective income tax rate	(66.79) %	(6.87) %	20.27%

CTS' overall tax rate includes tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to expire no later than 2011.

At December 31, 2009, no provision had been made for U.S. federal and state income taxes on approximately $182 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2009 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $49 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2010 through 2018. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company's open tax years are subject to examination from 2004-2008 for all U.S. jurisdictions. International open tax years range from 2002-2008 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.0 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	2009	2008
Balance at January 1, 2009	$ 4,466	$ 4,356
Increase related to current year tax positions	444	85
Increase related to prior year tax positions	30	25
Decrease as a result of lapse of statute of limitations	(844)	—
Decrease related to settlements with taxing authorities	(82)	—
Balance at December 31, 2009	$ 4,014	$ 4,466

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2009, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K—Treasury Stock

Common stock held in treasury totaled 20,320,759 shares with a cost of $297.0 million, at December 31, 2009 and December 31, 2008. Approximately 6.5 million shares are available for future issuances.

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million. No shares were repurchased under this program in 2009.

In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 2007, CTS repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

NOTE L—Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics and the segment's reporting results are regularly reviewed by CTS' chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment's performance. CTS has two reportable segments: 1) EMS and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges and goodwill impairment.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2009, 2008, and 2007 is shown in the following table:

($ in thousands)	EMS		Components & Sensors		Total	
2009						
Net sales to external customers	$	**285,798**	$	**213,184**	$	**498,982**
Segment operating earnings		**7,272**		**10,295**		**17,567**
Total assets		**112,525**		**295,132**		**407,657**
Depreciation and amortization		**6,787**		**12,744**		**19,531**
Capital expenditures		**1,456**		**5,081**		**6,537**
2008						
Net sales to external customers	$	399,294	$	292,413	$	691,707
Segment operating earnings		12,362		24,553		36,915
Total assets		187,024		301,418		488,442
Depreciation and amortization		7,550		16,628		24,178
Capital expenditures		6,536		11,111		17,647
2007						
Net sales to external customers	$	405,708	$	280,237	$	685,945
Segment operating earnings		10,175		24,716		34,891
Total assets		180,785		362,830		543,615
Depreciation and amortization		7,103		15,715		22,818
Capital expenditures		7,730		8,328		16,058

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

	Years Ended December 31,					
($ in thousands)	2009		2008		2007	
Total segment operating earnings	$	**17,567**	$	36,915	$	34,891
Restructuring and restructuring-related charges - Components and Sensors		**(2,096)**		(4,999)		(788)
Restructuring and restructuring-related charges – EMS		**(147)**		(1,086)		(1,828)
Goodwill impairment – Components and Sensors		**(2,373)**		—		—
Goodwill impairment - EMS		**(30,780)**		—		—
Interest expense		**(1,878)**		(6,193)		(5,541)
Interest income		**156**		1,421		2,052
Other (expense)/income		**(863)**		197		1,248
Earnings before income taxes	$	**(20,414)**	$	26,255	$	30,034

Financial information relating to CTS' operations by geographic area was as follows:

	Years Ended December 31,					
($ in thousands)	2009		2008		2007	
Net Sales						
United States	$	**274,398**	$	327,631	$	270,123
Singapore		**51,863**		121,396		158,092
United Kingdom		**32,268**		43,012		82,162
China		**67,994**		98,002		90,033
Canada		**31,117**		47,810		50,151
Other non-U.S.		**41,342**		53,856		35,384
Consolidated net sales	$	**498,982**	$	691,707	$	685,945

Sales are attributed to countries based upon the origin of the sale.

The EMS segment revenues from Hewlett-Packard represented less than 10% of the segment's revenue for the year ended December 31, 2009. The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, and $117 million, or 29%, of the segment's revenue for the years ended December 31, 2008, and 2007, respectively.

	Years Ended December 31,		
($ in thousands)	2009	2008	2007
Long-Lived Assets			
United States	$ 26,903	$ 30,340	$ 25,916
China	32,441	34,999	34,291
United Kingdom	6,250	6,331	11,528
Singapore	4,523	6,823	8,439
Canada	1,914	3,198	4,570
Taiwan	5,588	4,957	3,349
Other non-U.S	3,501	4,108	4,732
Consolidated long-lived assets	$ 81,120	$ 90,756	$ 92,825

NOTE M—Contingencies

Certain process in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies, and in some cases, general groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of CTS' manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon all present available information relating to all such matters, either adequate provisions for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles containing pedals manufactured by CTS. The pedal recall and associated events have led to CTS being named as a co-defendant with Toyota in certain litigation. Management believes that with respect to CTS-manufactured components, all claims are without merit and will be vigorously defended.

In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold CTS harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles.

On February 1, 2010, CTS was named as a co-defendant in a wrongful death product liability suit (Harris v. Toyota, et al.), brought in the District Court of Harris County, Texas. The complaint seeks $100 million as compensation and $100 million in punitive damages based on allegations a Toyota Corolla equipped with CTS-manufactured components was defective, causing sudden uncontrollable acceleration. Management believes, with respect to the CTS-manufactured components, the claim is without merit. Toyota will defend, indemnify, and hold CTS harmless in accordance with the terms of the indemnification agreement described above.

On February 6, 2010, CTS was named as a co-defendant in a product liability class action suit (Iglesias v. Toyota, et al.), brought in the United States District Court, Southern District of New York. The complaint seeks an unspecified amount of damages on behalf of the class based on allegations that certain of CTS' products, as incorporated into certain models of Toyota motor vehicles, are in some way defective. Management also believes that this suit, with respect to CTS-manufactured components, is without merit. Toyota will defend, indemnify, and hold CTS harmless in accordance with the terms of the indemnification agreement described above.

NOTE N—Leases

CTS incurred approximately $7.5 million of rent expense in 2009, $6.3 million in 2008, and $6.1 million in 2007. The future minimum lease payments under the Company's lease agreements are $7.1 million in 2010, $5.8 million in 2011, $4.2 million in 2012, $3.1million in 2013, $2.2 million in 2014, and $6.1 million thereafter. Future sub-lease income is $0.6 million in 2010 and $0.3 million in 2011.

NOTE O – Restructuring Charges

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$ 1.7	$ 1.5
Asset impairments	0.9	1.2
Restructuring charge	2.6	2.7
Equipment relocation	0.2	0.1
Other costs	0.2	0.4
Restructuring-related costs	0.4	0.5
Total restructuring and restructuring-related costs	$ 3.0	$ 3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold. During the first quarter of 2008 CTS incurred $0.2 million of restructuring charges and $0.3 million of restructuring-related costs. Restructuring actions were completed during the second quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2008.

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$ 2.4	$ 3.9
Asset impairments	1.1	1.2
Other charges	0.2	0.1
Restructuring charge	3.7	5.2
Equipment and employee relocation	0.2	0.1
Other costs	0.5	0.2
Restructuring-related costs	0.7	0.3
Total restructuring and restructuring-related costs	$ 4.4	$ 5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold. Restructuring actions were completed during the fourth quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2009.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) September 2008 Plan	
Restructuring liability at January 1, 2009	$ 1.7
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	—
Cost paid	(1.7)
Restructuring liability at December 31, 2009	$ —

In March 2009, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2009:

($ in millions) March 2009 Plan	Planned Costs	Actual Incurred Through December 31, 2009
Workforce reduction	$ 1.9	$ 2.1
Asset impairments	—	0.1
Total restructuring and impairment charge	$ 1.9	$ 2.2

Of the restructuring and impairment costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of (Loss)/Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) March 2009 Plan	
Restructuring liability at January 1, 2009	$ —
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	2.1
Cost paid	(2.1)
Restructuring liability at December 31, 2009	$ 0.0

NOTE P – Subsequent Events

CTS evaluated its December 31, 2009 consolidated financial statements for subsequent events through February 23, 2010, the date the consolidated financial statements were available to be issued. CTS is not aware of any subsequent events which would require recognition in the consolidated financial statements.

In January 2010, Toyota Motor Corporation ("Toyota") announced a voluntary recall of eight vehicle models due to what Toyota described as a rare set of conditions which may cause the CTS accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position. Approximately 2.3 million vehicles in North America and up to 1.8 million in Europe were involved in the recall. This recall was unrelated to the previous Toyota floor mat-related recalls of approximately 5.3 million vehicles. CTS is not aware of any accidents, injuries, or deaths that have been proven directly or proximately to result from the slow return of CTS-manufactured pedals.

In February 2010, CTS entered into a good faith agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold CTS harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. This agreement applies to lawsuits that are currently pending and those subsequently commenced in which CTS is named as a defendant. Covered claims include personal injury, property damage, diminution of value, breach of warranty, and violation of consumer protection laws or unfair business practices because of alleged defects in the accelerator in Toyota and Lexus vehicles. The agreement does not cover costs or liabilities in connection with government investigations, government hearings, or government recalls. Toyota will be obligated to continue to defend CTS in the event it is determined CTS acted negligently in selecting materials or processes where CTS had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim. CTS, however, will be responsible for any judgment that may subsequently be rendered against CTS individually, or any portion of a judgment that may be allocated to CTS, limited to those damages as are collectible from CTS' insurers. If any claims pertaining to indemnity or contribution, including claims related to CTS' negligence, arise among the parties to the agreement, the parties will engage in good faith negotiations to resolve. If the parties cannot resolve the dispute, they will submit the dispute to arbitration, with Toyota's recovery limited to those damages as are collectible from CTS' insurers.

43

NOTE Q – Quarterly Financial Data


Quarterly Results of Operations
(Unaudited)


($ in thousands)	Net Sales	Gross Margins	Operating Earnings/ (Loss)	Net Earnings/ (Loss)
2009				
4th quarter	$ 133,888	$ 30,948	$ 8,259	$ 4,143
3rd quarter	126,565	26,185	6,283	4,481
2nd quarter	120,398	21,878	3,169	(7,025)
1st quarter	118,131	19,829	(35,540)	(35,649)
	$ 498,982	$ 98,840	$ (17,829)	$ (34,050)
2008				
4th quarter	$ 162,827	$ 29,746	$ 3,780	$ 4,982
3rd quarter	170,034	33,350	4,885	7,215
2nd quarter	186,091	40,153	13,784	9,568
1st quarter	172,755	33,824	8,381	6,297
	$ 691,707	$ 137,073	$ 30,830	$ 28,062


CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS


	Balance at Beginning of Period	Additions Charged to Expense	Additions Charged to Other Accounts	Deductions	Balance at End of Period
		(In thousands of dollars)			
Year ended December 31, 2009:					
Allowance for doubtful accounts	$ 2,165	$ 222	$ —	$ (268)	$ 2,119
Inventory reserve provision	$ 6,781	$ 1,752	$ —	$ (1,582)	$ 6,951
Year ended December 31, 2008:					
Allowance for doubtful accounts	$ 1,304	$ 874	$ —	$ (13)	$ 2,165
Inventory reserve provision	$ 6,392	$ 5,144	$ —	$ (4,755)	$ 6,781
Year ended December 31, 2007:					
Allowance for doubtful accounts	$ 2,139	$ 122	$ —	$ (957)	$ 1,304
Inventory reserve provision	$ 5,428	$ 3,713	$ —	$ (2,749)	$ 6,392